PB CAPITAL INTERNATIONAL, INC.
319 Clematis Street, Suite 703
West Palm Beach, Florida 33401
Telephone (561) 514-9042
Facsimile (561) 514-9046

September 24, 2009

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:      PB Capital International, Inc.
Registration Statement on Form 10-12G
Filed August 18, 2009
            File No. 0-53768

Dear Mr. Owings:

We are in receipt of your letter dated September 11, 2009 regarding our registration statement on Form 10-12G.  Please see our responses below; we have numbered them to correspond with your comments.

Form 10

1.
 We note that our registration statement would become effective by operation of law sixty (60) days from the date we filed and at that time we would then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934.  We plan on withdrawing our registration statement if there are still outstanding issues prior to the effective date.

Security Ownership of Certain Beneficial Owners and Management, page 13

2.
 We have disclosed Mr. Thomas Olson as the natural person that has the ultimate voting or investment control over the shares held by Cresthill Associates, LLC. Additionally the disclosures here and in Item 7 and Item 10 are now consistent.

Directors and Executive Officers, pages 13-14

3.	We have added language to the disclosure indicating the principal business for Alumifuel Power, Inhibetex Therapeutics, Inc and Equitex 2000, Inc.

Certain Relationships and Related Transactions, and Director Independence, page 15

4.
We have made the disclosure here consistent with the disclosure under Item 10.  We have also have indicated the operating status of the companies listed as current activities for Mr. Fong. None of the companies that Mr. Fong is an officer or director of are in competition with our Company.

Holders, page 17

5.	We have updated the information as of September 15, 2009.

Description of Registrant’s Securities to be Registered, page 18

6.	The description of our securities is based upon Delaware corporate law.

Trading Securities in Secondary Market, page 19

7.
We have revised our disclosure here and in Risk Factors to clarify that in order to be quoted on the OTC Bulletin Board, a market maker must file an application on our behalf in order to make a market for our common stock.

Exhibit 23.1

8.	We have revised the consent to make the reference to the audited financial statements of PB Capital International, Inc.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

      We are enclosing a marked copy of the changes in the amendment as well as a clean copy for your review.

Sincerely,

/s/ HENRY FONG

Henry Fong
President